July 23, 2007

W. Russell Smith
Vsurance, Inc.
220 West 6th Street, Suite D
Little Rock, Arkansas 72201

Re: Vsurance, Inc.
Preliminary Information Statement on Schedule 14C
Registration No. 0-52279
Filed on July 13, 2007

Dear Mr. Smith:

This is to advise you that we have performed a limited review of the Preliminary Information Statement on Schedule 14C noted above and have the following comments:

1.   You state that shareholders holding at least a majority of the voting rights of all outstanding shares of capital stock have approved this proposal by written consent. Please revise your information statement to provide an explanation of how the majority vote was reached. We note that the beneficial ownership table included in the information statement shows only five individuals with a total ownership percentage of 16%.

2.   You state that you intend to amend the Articles of Incorporation to increase the authorized shares of common stock to 500,000,000. Please disclose the number of shares that is currently authorized. In addition, please note your intended use for the additional shares.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing(s) to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. Additionally, the registrant should provide written acknowledgement of the following:

- The adequacy and accuracy of the disclosure in the filing is the responsibility of the registrant.

- The registrant acknowledges that staff comment or changes in response to staff comment in the proposed disclosure in the preliminary proxy materials do not foreclose the Commission from taking any action with respect to the filing.

- The registrant also represents that staff comment may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

All persons who are by statute responsible for the adequacy and accuracy of the information statement are urged to be certain that all information required pursuant to the Securities Exchange Act of 1934 has been included.

If you have any questions, please call Angela McHale at (202) 551-3402 or the undersigned at (202) 551-3780.

Sincerely,

Karen J. Garnett
Assistant Director

Cc: Joseph Emas (via facsimile)